Hub Cyber Security (Israel) Ltd.

17 Rothschild Blvd

Tel Aviv, Israel 6688120

+972-3-924-4074

December 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kathryn Jacobson
Robert Littlepage
Austin Pattan
Joshua Shainess

Re:	Hub Cyber Security (Israel) Ltd.
Registration Statement on Form F-4 (File No. 333-267035)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form F-4, as amended (File No. 333-267035) (the “Registration Statement”) of Hub Cyber Security (Israel) Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on December 8, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Michael J. Rosenberg at (212) 906-1829.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Hub Cyber Security (Israel) Ltd.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

cc:	(via email)
Eyal Moshe, Hub Cyber Security (Israel) Ltd.
Ryan Lynch, Latham & Watkins LLP
Michael J. Rosenberg, Latham & Watkins LLP